FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Call to Extraordinary General Shareholders’ Meeting to be held on October 23, 2006

BANCO SANTANDER CENTRAL HISPANO, S.A.

Extraordinary General Shareholders’ Meeting

     The Board of Directors of this Bank has resolved to call the shareholders to an Extraordinary General Shareholders’ Meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 23 October 2006, at 9:00 a.m., on second call, in the event that, due to a failure to reach the required quorum, such Meeting cannot be held on first call, which is also hereby convened at the same place and time on 22 October 2006, in order for the shareholders to be able to consider and resolve upon items One and Two of the following

AGENDA

One.-	Examination and approval, if deemed appropriate, of the plan to merge Banco Santander Central Hispano, S.A., Riyal, S.L., Lodares Inversiones, S.L. Sociedad Unipersonal, Somaen-Dos, S.L. Sociedad Unipersonal, Gessinest Consulting, S.A. Sociedad Unipersonal and Carvasa Inversiones, S.L. Sociedad Unipersonal, and approval of the audited balance sheet of Banco Santander Central Hispano, S.A. as of June 30, 2006 (the merger balance sheet). Approval of the merger of Banco Santander Central Hispano, S.A., Riyal, S.L., Lodares Inversiones, S.L. Sociedad Unipersonal, Somaen-Dos, S.L. Sociedad Unipersonal, Gessinest Consulting, S.A. Sociedad Unipersonal and Carvasa Inversiones, S.L. Sociedad Unipersonal through the absorption of the latter five companies by the first-named company, with the termination of the five absorbed companies and the transfer en bloc and as a whole of all of their net assets to Banco Santander Central Hispano, S.A., all of the foregoing in compliance with the provisions of the merger plan. Application to the merger of the special tax regime set forth in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law [Texto Refundido de la Ley del Impuesto sobre Sociedades]. Subjecting the resolution adopted under this item of the Agenda to a condition precedent and delegation of powers to deem such condition satisfied or not satisfied.

Two.-	Authorization to the Board of Directors to interpret, remedy, supplement, carry out and develop the resolutions adopted by the shareholders acting at the Meeting, as well as to substitute the powers it receives from the shareholders acting at the Meeting, and the grant of powers to have such resolutions converted into public instruments.

SUPPLEMENT TO THE CALL TO MEETING

     Shareholders representing at least five percent of the share capital may request the publication of a supplement to this call, including one or more items in the Agenda. This right must be exercised by means of verifiable notice that must be received at the registered office within five days of the publication of this call to meeting, with a statement of the identity of the shareholders exercising the right and of the number of shares that they own, as well as the items to be included in the Agenda and any other documentation that may be warranted.

PARTICIPATION OF A NOTARY AT THE MEETING

     The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the Meeting, pursuant to Section 114 of the Business Corporations Law in connection with Section 101 of the Regulations of the Commercial Registry and Article 4.2 of the Regulations for the General Shareholders’ Meeting.

RIGHT TO ATTEND THE MEETING

     Every holder of any number of the Bank’s shares registered in the shareholder’s name and who meets the requirements established in the By-Laws has the right to attend this Meeting. Such right to attend may be delegated pursuant to the provisions which govern this matter under Section 106 of the Business Corporations Law, the By-Laws and the Regulations for the General Shareholders’ Meeting.

PROXY-GRANTING, DISTANCE VOTING AND REMOTE ATTENDANCE AT THE MEETING

     Shareholders having the right to attend may grant a proxy and exercise their voting rights through remote means of communication and prior to the holding of the Meeting, pursuant to the provisions of Articles 16 and 24 of the By-Laws and Articles 8 and 20 of the Regulations for the General Shareholders’ Meeting. The mechanisms for the exercise of voting rights and proxy-granting prior to the Meeting by electronic means will be available on the Bank’s website (www.santander.com) beginning on 6 October 2006 and will cease operation at midnight on 21 October 2006.

     In addition, as permitted by the provisions of paragraph 5 of Article 24 of the By-Laws and the Additional Provision of the Regulations for the Meeting, the Board has resolved that attendance to the Meeting is also possible by using means of data transmission that allow for the real-time connection with the premises where the Meeting is held (“remote attendance”). The means to remotely attend the meeting will be available on the Bank’s website (www.santander.com) at 7:30 a.m. on 22 October 2006 (first call) and, if applicable, at 7:30 a.m. on the next day, 23 October 2006 (second call); shareholders (or their representatives) desiring to attend remotely, whether at the first or second call, must register no later than 8:30 a.m. on the relevant day. For those persons who attend the Meeting remotely, the mechanisms for remote attendance will cease operation at the end of the General Meeting or, if applicable, upon verification of the non-existence of a sufficient quorum to hold the meeting.

     In reliance on the aforementioned provisions, the Board of Directors has developed the following rules applicable to proxy-granting and distance voting prior to the Meeting and to remote attendance:

A)	ADVANCE PROXY-GRANTING AND DISTANCE VOTING

1.	Proxy-granting by remote means of communication

Means whereby a proxy may be granted

The remote means of communication which are valid to grant such proxy representation are as follows:

(i)	Electronic means:

In order to grant a proxy by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com).

The mechanism to grant a proxy by electronic means shall be such as properly guarantees the security and the identity of the person granting the proxy. Therefore, shareholders who wish to use this proxy-granting mechanism must have previously signed one of the following agreements with the Bank, which makes available to them a set of passwords to access the distance voting and proxy-granting software application and, by means thereof, an electronic signature:

(a)	Multi-Channel Agreement: individual shareholders who have already entered into a Multi-Channel Agreement with the Bank may rely upon it and use, for purposes of electronic proxy-granting, the passwords and electronic signature already available to them pursuant to such agreement.

(b)	Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: shareholders who have not entered into a Multi-Channel Agreement must execute, for the sole purpose of using the electronic voting and proxy-granting mechanisms, and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Access.

From the date of the call to meeting, the information and requirements needed to sign either of these agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder has signed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, as from 6 October 2006, through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com), grant a proxy to another person to represent the shareholder at the Meeting.

Shareholders who grant a proxy by electronic means undertake to notify the appointed representative of the proxy being granted. Where a proxy is granted to a Director and/or the General Secretary of the Bank or a remote attendee at the Meeting, such notice shall be deemed given upon receipt by the Bank of such electronic proxy.

Electronic proxies must be accepted by the representative, without which acceptance they may not be used. For such purpose, all electronic proxies granted to persons other than the Directors and/or the General Secretary and/or a remote attendee at the Meeting must be printed, signed and submitted, together with an identifying document, by the appointed representative to the staff in charge of the shareholders’ register on the date and at the place of the Meeting, within one hour immediately prior to the time established for commencement thereof. In the case of electronic proxies sent through the Bank and granted to persons who attend the Meeting from a distance, the Bank’s software application will show such remote attendees the proxies that have been received in order for them to accept such proxies, if they are willing to do so. The person to whom voting powers are delegated may only exercise such powers by attending the Meeting in person (physically or from a distance).

(ii)	Hand-delivery or postal correspondence

In order to grant a proxy by hand-delivery or postal correspondence, shareholders must complete and sign the “Proxy” section of the printed attendance, proxy and voting card issued by the Bank. Such proxies must be accepted by the representative, without which acceptance they may not be used. For such purpose, the representative may set his/her signature in the appropriate space on the attendance and proxy card itself. The person to whom voting powers are delegated may only exercise such powers by attending the Meeting in person, for which purpose, if he/she physically attends the Meeting, he/she must present an identifying document when entering the premises where the Meeting is held. In the case of proxies granted by hand-delivery or postal correspondence to persons who attend the Meeting remotely, and provided that such proxies have been sent through the Bank, the Bank’s software application will show such remote attendees the proxies that have been received in order for them to accept said proxies, if they are willing to do so.

The duly completed and signed card must be delivered to any Office of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

In addition, as is customary practice and pursuant to the provisions of the Regulations for the Meeting, the duly completed and signed proxy card may also be submitted, together with an identifying document, by the appointed representative who physically attends the Meeting to the staff in charge of the shareholders’ register on the date and at the place of the General Shareholders’ Meeting, within one hour immediately prior to the time established for commencement thereof.

2.	Voting prior to the Meeting by remote means of communication

Means to cast a vote from a distance

The remote means of communication which are valid for purposes of casting a vote from a distance are the following:

(i)	Electronic means:

In order to cast their vote from a distance by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com).

The mechanism to cast a vote from a distance by electronic means shall be such as properly guarantees security and the identity of the person casting the vote. Therefore, shareholders who wish to use this voting mechanism must have previously signed one of the agreements specified in section 1 (i) above.

Once a shareholder has executed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, as from 6 October 2006, through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com), cast the shareholder’s vote from a distance with respect to the items on the agenda of the General Shareholder’s Meeting.

(ii)	Hand-delivery or postal correspondence

In order to cast a vote from a distance by hand-delivery or postal correspondence, shareholders must complete and sign the “Distance Voting” section of the printed attendance, proxy and voting card issued by the Bank. The duly completed and signed card must be delivered to any Office of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

3.	Basic rules on voting and proxy-granting prior to the Meeting and attendance in person (physically or from a distance)

3.1	Deadline for receipt by the Company of proxies granted and votes cast from a distance prior to the Meeting

3.1.1	Proxies and distance votes sent by hand-delivery or postal correspondence

In order to be valid, and pursuant to the provisions of the By-Laws, both proxies granted from a distance and votes cast from a distance sent by hand-delivery or postal correspondence must be received by the Company before midnight of the third day prior to the date the Meeting is to be held on first call, i.e., prior to midnight on 19 October 2006.

As provided in the Regulations for the Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as are granted in writing and submitted by the appointed representative who physically attends the Meeting to the staff in charge of the shareholders’ register, on the date and at the place of the Meeting and within one hour immediately prior to the time established for commencement thereof.

3.1.2	Proxies and distance votes sent by electronic means

As authorized in the By-Laws and the Regulations for the Meeting, on occasion of this General Shareholders’ Meeting, the Board of Directors has resolved to reduce the minimum advance period to receive proxies and votes from a distance sent by electronic means, the deadline being set at prior to midnight on the day prior to the date that the Meeting is scheduled to be held on first call. Therefore, in order to be valid, proxies granted from a distance as well as votes cast from a distance through electronic means must be received by the Company prior to midnight on the day prior to the date that the Meeting is scheduled to be held on first call, i.e., prior to midnight on 21 October 2006.

As provided in the Regulations for the Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as are granted in writing and submitted by the appointed representative who physically attends the Meeting to the staff in charge of the shareholders’ register, on the date and at the place of the Meeting and within one hour immediately prior to the time established for commencement thereof.

3.2	Rules of priority among proxies, distance voting and attendance in person (physically or from a distance)

3.2.1	Priorities among proxies, distance voting and attendance in person

(i)	Attendance at the Meeting in person (whether physically or from a distance) by a shareholder who has previously granted a proxy or voted from a distance, irrespective of the means used to cast such vote, shall render said proxy or vote ineffective.

(ii)	Likewise, the vote, irrespective of the means used to cast it, shall render ineffective any electronic or written proxy, whether it has been granted previously, in which case it shall be deemed revoked, or is granted subsequently, in which case it shall be deemed not to have been granted.

3.2.2	Priorities based upon the means used to grant the proxy or cast the vote

(i)	In the event that a shareholder validly grants an electronic proxy, on the one hand, and by means of a printed card, on the other, the latter shall prevail over the former, regardless of the respective dates thereof.

(ii)	Likewise, a vote validly cast under a handwritten signature set on the printed card shall render void the vote cast electronically, whether previously or subsequently.

3.3	Modification of the vote cast from a distance

Once cast, a distance vote may not be modified, except in the event of attendance at the Meeting in person (whether physically or from a distance) by the shareholder who has cast such vote or, in the case of electronic voting, also by a subsequent vote cast within the established deadline, by means of the attendance, proxy and voting card (hand-delivery or postal correspondence).

3.4	Other matters

In the event that electronic means are used, only one electronic session shall be allowed for each type of operation (advance proxy-granting and voting, and remote attendance).

Both the proxy granted and the vote cast from a distance shall be rendered ineffective by the transfer of shares of which the Company is aware.

Either or any of the joint holders of deposited shares may vote, grant a proxy or attend the Meeting, and the rules of priority set forth in section 3.2 hereof shall apply to them. For purposes of the provisions of Section 66 of the Business Corporations Law, it is presumed that the joint holder who carries out an act (proxy-granting, voting, or attending physically or from a distance) at any time has been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders that are legal entities or do not reside in Spain must call the Shareholders’ Line in order to adapt, with proper safeguards, the distance voting and proxy-granting mechanisms to their particular situation.

Shareholders shall be solely responsible for safeguarding the passwords for accessing and using the electronic proxy-granting and voting service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and therefore, the Bank disclaims any and all liability until such notice is given.

4.	Technical incidents

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy-granting prior to the Meeting, when so required for technical or security reasons.

The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other event of the same or a similar nature, which are beyond the Bank’s control and prevent the use of the mechanisms for electronic voting and proxy-granting prior to the Meeting.

B)	REMOTE ATTENDANCE AT THE MEETING

In order to ensure the identity of the attendees, the proper exercise of their rights, real-time interactivity, and the proper progress of the Meeting, shareholders (or their representatives) who wish to use the remote attendance mechanisms must have previously entered into one of the following agreements with the Bank, whereby a set of passwords is made available to them in order to access the remote attendance software application and, by means thereof, an electronic signature:

(a)	Multi-Channel Agreement: natural persons who have already entered into a Multi-Channel Agreement with the Bank may rely upon it and use, for purposes of remote attendance, the passwords and electronic signature already available to them under the terms of such agreement.

(b)	Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the Meeting: natural or corporate persons who have not entered into a Multi-Channel Agreement must execute, for the sole purposes of remote attendance at the Meeting and casting a vote thereat and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the Meeting.

From the date of the call to meeting, the information and requirements needed to sign either of these agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder (or his/her representative) has executed either of the aforementioned agreements and has its corresponding set of passwords and electronic signature, such shareholder may, through the “General Shareholders’ Meeting” section on the Bank’s website (www.santander.com), attend and vote at the Meeting by remote means of communication in real time.

Remote attendance at the Meeting shall be subject to the following basic rules, and all matters not expressly contemplated herein shall be governed by the provisions posted on the Bank’s website and those set forth in Law, the By-Laws and the Regulations for the Meeting:

(i)	Logging-on, registration and attendance: Pursuant to the provisions of the Regulations for the Meeting, and in order to permit the appropriate management of remote attendance systems, shareholders (or their representatives) who wish to attend the Meeting and vote by remote means of communication shall register by logging on between 7:30 a.m. and 8:30 a.m. on the date of the Meeting. No attendee registration shall be admitted outside of this time period.

In the event that the Meeting is held on second call, attendees who have registered for the Meeting on first call will be required to carry out the registration process again in order to be able to attend.

If persons attending from a distance have been granted proxies, and provided always that such proxies have been received by the Company within the deadlines for admission, the software application will show such proxies to them so that they accept them, if they are willing to do so.

Attendees who wish to state before the Notary that they expressly leave the Meeting must do so by using the form included for such purpose in the remote attendance software application. Once they have notified the Notary of their express intent to leave the meeting, all actions thereafter taken by such shareholders shall be deemed not taken. In any event, by means of a connection to the software application, the Notary will be aware of the actions taken by the persons who attend the Meeting from a distance, including the votes that may be cast by them.

(ii)	Participation: Shareholders (or their representatives) who, in the exercise of their rights, intend to participate in the Meeting and, where applicable, request information or clarifications in connection with the items on the agenda or make proposals shall express their intent to do so at the time of registration. Following such expression of intent, and exclusively by means of the participation form prepared for such purpose, persons attending remotely may state in writing and send the contents of their participation or their question or proposal from the time the Chairman declares a quorum to have been met for the Meeting until the participation period ends. Persons attending from a distance who wish their participation to be recorded in the minutes of the Meeting must expressly state such desire in the text in which the contents of their participation are set forth.

As the participation of each person attending from a distance is received, such participation will be accessible to the attendees who are physically present at the place of the Meeting. In turn, remote attendees shall be able to access each such participation by logging onto the website indicated in the software application.

In any event, requests for information or clarification made by remote attendees will be answered in writing within seven days of the Meeting, pursuant to the provisions of Section 97.5 of the Business Corporations Law.

(iii)	Voting: Vote on the proposals relating to the items on the agenda may be cast as from the moment when the Chairman declares the Meeting to be validly convened and provided always that the attendee has registered by following the procedure described in sub-section (i) above; in the event of alternative proposals, the provisions of the second paragraph of Article 21.1 of the Regulations for the Meeting shall apply. As regards proposed resolutions on matters that, as prescribed by law, need not be specified on the agenda, remote attendees may cast their vote as from the moment when the Secretary of the General Shareholders’ Meeting reads out such proposals for a vote to be taken thereon. In all events, the remote voting process with respect to all the proposals submitted to the shareholders acting at the Meeting will come to an end when, following the reading of the summaries of the proposed resolutions by the Secretary of the Meeting, the vote commences on the proposed resolutions at the premises where the Meeting is held.

The vote on the proposed resolutions shall be governed by the procedure contemplated in the By-Laws and the Regulations for the Meeting.

(iv)	Other matters: Legal entities or those persons that do not reside in Spain must call the Shareholders’ Line in order to adapt, with proper safeguards, the mechanisms for attending the Meeting by remote means of communication in real time.

In the case that more than one of the joint holders of deposited securities are in attendance, the joint holder who is first to register (physically or from a distance) shall be deemed an attendee, and therefore, any subsequent access by the other joint holders shall be denied. In connection with the foregoing, and for purposes of the provisions of Section 66 of the Business Corporations Law, the joint holder who first registers (physically or from a distance) shall be deemed to have been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders (or their representatives) shall be solely responsible for safeguarding the passwords for accessing and using the remote attendance service. If they are a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and therefore, the Bank disclaims any and all liability until such notice is given.

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for remote attendance at the Meeting when so required for technical or security reasons. The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other event of the same or a similar nature, which are beyond the Bank’s control and prevent the use of the mechanisms for remote attendance at the Meeting.

     For further information on proxy-granting and distance voting and remote attendance at the Meeting, shareholders may write to the e-mail address junta.accionistas@santander.com, call the Shareholders’ Line 902 11 17 11, or go to the Office of the Shareholder, Ciudad Grupo Santander, Avda. Cantabria, s/n, 28660 – Boadilla del Monte (Madrid). The Company’s website(www.santander.com) may also be visited for further information.

RIGHT TO RECEIVE INFORMATION

     In addition to the provisions of Section 112 of the Business Corporations Law, and pursuant to Section 238 and related provisions of the Business Corporations Law, it is stated for the record that shareholders, debtholders and holders of special rights other than shares have the right to examine and obtain the full text of the documents listed below in the registered office of the Company, or to request from the Company the immediate and free delivery of such documents:

−	The Merger Plan.

−	The annual accounts and, if applicable, the management report for the last three fiscal years of the companies participating in the merger, together with the corresponding auditors’ reports.

−	The merger balance sheet of each of the companies participating in the merger, together with the verification report issued by the corresponding auditors.

−	The current by-laws of each one of the companies participating in the merger. No amendments are planned to be made to the by-laws of Banco Santander Central Hispano, S.A. as a result of the merger.

−	A list of either names, surnames and age, for natural persons, or corporate names, for legal entities, and in both cases the nationality and address of the directors of the companies participating in the merger, as well as the date on which they took office. No changes in the composition of the Board of Directors of the Company are planned as a result of the merger.

     The abovementioned documents will be made available for their examination by labor representatives in the registered office of the Company.

     All of the aforementioned documents will be available by data transmission means on the website of the Company (http://www.santander.com).

     Pursuant to the provisions of the Regulations for the Meeting, such requests as are admissible in the exercise of the shareholders’ right to receive information may be made by sending an e-mail to the address junta.accionistas@santander.com, in which case, in order to provide the system with adequate guarantees of authenticity and of identity of the shareholder who exercises the right to receive information, such shareholder shall set forth in such e-mail his/her full name (or its corporate name), Tax Identification Number, and the number of shares that the shareholder holds. As provided in Section 117 of Securities Market Law 24/1988, of 28 July, and unless otherwise indicated by the shareholder, the requests for information that have been received at the aforementioned e-mail address may be dealt with by the Bank by means of an answer sent to the e-mail address of the shareholder-sender. The request may also be made by delivering or mailing the written petition, bearing the handwritten signature of the requesting party, to the registered office.

INFORMATION REGARDING THE MERGER PLAN

     Pursuant to the provision of Section 240.2 of the Business Corporations Law, the minimum disclosures of the Merger Plan required by law are included below:

1.	Identification of the Companies Participating in the Merger

1.1	Absorbing Company

BANCO SANTANDER CENTRAL HISPANO, S.A., a Spanish company, domiciled in the city of Santander, Paseo de Pereda, numbers nine through twelve, founded in the city of Santander under a notarial instrument executed on March 3, 1856 before the Notary Mr. Jose Dou Martínez, which was ratified and partially amended by another instrument dated March 21, 1857 and executed before another Santander Notary, Mr. José María Olarán; it started business on August 20, 1857. It was transformed into a credit Corporation [Sociedad Anónima de crédito] under a notarial instrument executed before the Santander Notary Mr. Ignacio Pérez on January 14, 1875, which was amended by subsequent notarial instruments, and recorded in the Commercial Registry Book of the Government Development Section in the Province of Santander. Under a notarial instrument executed before the Madrid Notary Mr. Antonio Fernández-Golfín Aparicio on April 13, 1999, number 1212 of the book of notarial records, Banco Santander and Banco Central Hispanoamericano, S.A. merged through the absorption of the latter by the former, with the corporate name changing from “Banco Santander, S.A.” to “Banco Santander Central Hispano, S.A.”; such notarial instrument was recorded with the Commercial Registry of Cantabria in volume 676, book 0, section 8, page S-1960, folio 28, entry 596.

Banco Santander is registered with the Commercial Registry of Cantabria in volume 838, folio 115, page S-1960, entry 1448. Its tax ID code is A-39000013.

The Absorbing Company is also registered in the Special Registry of Banks and Bankers under code number 0049.

1.2	Absorbed Companies

1.	RIYAL, S.L., a Spanish company, with its registered office at Avenida de Cantabria, s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid). It is registered in the Commercial Registry of Madrid, in Volume 7061, Folio 127, Section 8, Page number M-114766, entry one. The company’s tax ID code is B-80712045.

2.	LODARES INVERSIONES, S.L. SOCIEDAD UNIPERSONAL, a Spanish company, with its registered office at Avenida de Cantabria, s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid). It is registered in the Commercial Registry of Madrid, in Volume 11646, Folio 46, Section 8, Page number M-182879, entry one. The company’s tax ID code is B-81564502.

3.	SOMAEN DOS, S.L. SOCIEDAD UNIPERSONAL, a Spanish company, with its registered office at Avenida de Cantabria, s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid). It is registered in the Commercial Registry of Madrid, in Volume 9227, Folio 173, Section 8, Page number M-148457, entry one. The company’s tax ID code is B-81109720.

4.	GESSINEST CONSULTING, S.A. SOCIEDAD UNIPERSONAL, a Spanish company, with its registered office at Avenida de Cantabria, s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid). It is registered in the Commercial Registry of Madrid, in Volume 12799, Folio 60, Section 8, Page number M-205412, entry one. The company’s tax ID code is A-81944308.

5.	CARVASA INVERSIONES, S.L. SOCIEDAD UNIPERSONAL, a Spanish company, with its registered office at Avenida de Cantabria, s/n, Ciudad Grupo Santander, 28660 Boadilla del Monte (Madrid). It is registered in the Commercial Registry of Madrid, in Volume 11621, Folio 60, Section 8, Page number M-182502, entry one. The company’s tax ID code is B-81564387.

2.	Exchange Rates and Procedures

As the Absorbing Company, Banco Santander Central Hispano, S.A., owns directly or indirectly (in this latter case, through Absorbed Companies participating in this merger process) all of the corporate interests and shares into which the capital of the Absorbed Companies is divided, there is no need, pursuant to the provisions of Section 250 of the Business Corporations Law, for an increase in the capital of Banco Santander, and therefore, it is also not necessary to set forth in the merger plan either the exchange rate or the procedure for exchange of the corporate interests and shares of the Absorbed Companies, or the date from which the new shares will give the right to participate in the corporate profits.

Likewise, in accordance with the provisions of Section 250 of the Business Corporations Law, the preparation of reports on the merger plan by the directors of the Companies participating in the merger or by an independent expert will not be required.

Finally, given that this is a merger by absorption of wholly-owned companies, the directors of all of the Companies believe that no amendment of the By-Laws of the Absorbing Company or any change in the composition of the management decision-making body thereof will be required.

On the date of registration of the merger, all of the shares and interests in the Absorbed Companies, whether they be owned by the Absorbing Company or by the Absorbed Companies, will be fully cancelled, terminated and voided.

3.	Effective Date of the Merger for Accounting Purposes

January 1, 2006 is set as the date as from which all transactions of the Absorbed Companies will, for accounting purposes, be deemed conducted by the Absorbing Company.

4.	Special Rights and Benefits Accorded to the Directors

In neither the Absorbing Company nor the Absorbed Companies is there any kind of special or preferred corporate interest or share, nor are there any persons who hold special rights other than the corporate interests or shares, and therefore, no special rights are to be accorded and no options of any kind are to be offered.

No benefits of any kind will be accorded at Banco Santander to the directors of any of the Companies participating in the aforementioned merger transaction. Pursuant to the provisions of Section 250 of the Business Corporations Law, no independent expert will participate in this merger.

DOCUMENTS AVAILABLE ON THE WEBSITE

     Apart from the above-mentioned right to receive information, the following documents, amongst others, shall be available for consultation on the Company’s website (http://www.santander.com) as from the date of the call to Meeting:

(i)	This notice of call to Meeting.

(ii)	The full text of the proposals corresponding to all of the items on the Agenda of the General Shareholders’ Meeting.

(iii)	The rules applicable to proxy-granting and voting by remote means of communication and to remote attendance at the Meeting.

(iv)	The current By-laws of the Company.

(v)	The current Regulations for the General Shareholders’ Meeting.

Santander, 20 September 2006

General Secretary,
Ignacio Benjumea

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	September 22, 2006	By:	/s/ José Antonio Alvarez

			Name:	José Antonio Alvarez
			Title:	Executive Vice President